UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12B-25
Commission file number: 000-31585

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-KSB	☐Form 20-F	☐Form 11-K	☒ Form 10-QSB	☐Form N-SAR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-KSB	☐ Transition Report on Form 10-QSB
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For Transition Period Ended: ______________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Name of registrant:

Diamond Discoveries International Corp.

Former name if applicable:

N/A

Address of principal executive office (street and number):

45 Rockefeller Plaza, Suite 2000

City, state and zip code:

New York, NY 10111

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

The Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 could not be filed within the prescribed time period because the Registrant has very limited in-house staff and needs additional time to gather the final information needed to complete its Form 10-QSB. As a result, the filing cannot be made on the prescribed due date without unreasonable effort or expense. The Registrant anticipates that the quarterly report will be filed on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Edward C. Williams	212	332-8016
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

Diamond Discoveries International Corp.

(Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Edward C. Williams
Chief Financial Officer

Date: November 14, 2007

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).